Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2010	2009
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net income (loss) as reported	$(10,016)	$(910)
Income (loss) per Class A Share	$(0.18)	$(0.02)
Weighted average number of shares used in calculation (in thousands)	56,134	56,168